

March 10, 2014

Via E-mail
Kajime Abe
President
Toshoan Holdings, Inc.
C/O Toa Shoko, 1-1-36,
Nishiawaji, Higashiyodogawa-ku,
Osaka 533-0031, Japan

       Re: Toshoan Holdings, Inc.
                Form 8-K
                Filed December 19, 2013
                File No. 000-54893

Dear Mr. Abe:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Lilyanna L. Peyser for

                             Mara L. Ransom
                             Assistant Director